UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

558868105

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 17, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,987,702 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,987,702 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,987,702 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 154,274 shares of common stock (“Common Stock”) of Madrigal Pharmaceuticals, Inc. (the “Issuer”) issuable upon the exercise of 154,274 Prefunded Warrants (as defined in Item 5 and subject to a beneficial ownership limitation as described therein).
(2)	Based on 19,742,646 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2023.

CUSIP No. 558868105	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,987,702 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,987,702 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,987,702 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 154,274 shares of Common Stock issuable upon the exercise of 154,274 Prefunded Warrants (as defined in Item 5 and subject to a beneficial ownership limitation as described therein).
(2)	Based on 19,742,646 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2023.

CUSIP No. 558868105	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,987,702 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,987,702 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,987,702 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 154,274 shares of Common Stock issuable upon the exercise of 154,274 Prefunded Warrants (as defined in Item 5 and subject to a beneficial ownership limitation as described therein).
(2)	Based on 19,742,646 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2023.

CUSIP No. 558868105	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,987,702 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,987,702 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,987,702 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 154,274 shares of Common Stock issuable upon the exercise of 154,274 Prefunded Warrants (as defined in Item 5 and subject to a beneficial ownership limitation as described therein).
(2)	Based on 19,742,646 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 6, 2023

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Amendment No. 3 is supplemented and amended, as the case may be, as follows:

This Amendment No. 3 is being filed to report the acquisition of common stock (“Common Stock”) of Madrigal Pharmaceuticals, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Convertible Preferred (as defined in Item 5), exercise of some or all of the Prefunded Warrants (as defined in Item 5) subject to limitations described in Item 5, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series A Convertible Preferred Stock (as defined below) and Series B Convertible Preferred Stock (as defined below), subject to the limitations on conversion described below and shares of Common Stock that may be acquired upon exercise of the Prefunded warrants (as defined below), subject to the limitations on exercise described below.

Name	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Prefunded Warrants
667, L.P.	171,116	200,378	39,250	125,447
Baker Brothers Life Sciences, L.P.	1,662,312	1,769,419	360,750	1,522,651
Total	1,833,428	1,969,797	400,000	1,648,098

The Funds hold shares of the Issuer’s prefunded warrants to purchase Common Stock (“Prefunded Warrants”), exercisable at any time on a 1-for-1 basis at an exercise price of $0.0001 per share into Common Stock with no expiration date, subject to the limitations discussed below. The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 9.99% of the outstanding shares of Common Stock (the “Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock.

The Funds hold shares of the Issuer’s Series A convertible preferred stock (“Series A Convertible Preferred Stock”), a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series A Convertible Preferred Stock are only convertible to the extent that after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer (“Series A Beneficial Ownership Limitation”). As a result of the Series A Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series A Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series A Beneficial Ownership Limitation applicable to that Fund to any other percentage; provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Series A Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series A Convertible Preferred Stock.

In addition, the Funds hold shares of the Issuer’s Series B convertible preferred stock (“Series B Convertible Preferred Stock” and together with Series A Convertible Preferred Stock, “the Convertible Preferred”), a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series B Convertible Preferred Stock are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer (“Series B Beneficial Ownership Limitation”). As a result of the Series B Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series B Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series B Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

As compensation for their service on the Board, each of Julian C. Baker, a managing member of the Adviser GP and Dr. Raymond Cheong, a full-time employee of the Adviser, hold 2,396 restricted stock units (each an “RSU”) which vest solely into shares of Common Stock on a 1-for-1 basis on June 15, 2024. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Julian C. Baker’s and Dr. Cheong’s service on the Board.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). The following transactions in Common Stock were effected by the Funds during the forty-six days preceding the filing of this statement using their working capital.  The transactions in Common Stock effected the forty-seventh to sixtieth days are disclosed on the previous Schedule 13D filed on October 5, 2023. All transactions were effected in the over-the-counter market directly with a broker-dealer or in underwritten public offerings. None of the Reporting Persons or their affiliates has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/Share	Foootnote
667, L.P.	11/13/2023	265	Purchase	136.1805	1
Baker Brothers Life Sciences, L.P.	11/13/2023	3,144	Purchase	136.1805	1
667, L.P.	11/13/2023	311	Purchase	136.9089	2
Baker Brothers Life Sciences, L.P.	11/13/2023	3,693	Purchase	136.9089	2
667, L.P.	11/13/2023	390	Purchase	137.6855	3
Baker Brothers Life Sciences, L.P.	11/13/2023	4,631	Purchase	137.6855	3
667, L.P.	11/13/2023	427	Purchase	140.9024	4
Baker Brothers Life Sciences, L.P.	11/13/2023	5,072	Purchase	140.9024	4
667, L.P.	11/13/2023	910	Purchase	141.4450
Baker Brothers Life Sciences, L.P.	11/13/2023	10,790	Purchase	141.4450
667, L.P.	11/13/2023	109	Purchase	142.8575	5
Baker Brothers Life Sciences, L.P.	11/13/2023	1,291	Purchase	142.8575	5
667, L.P.	11/13/2023	537	Purchase	145.4592	6
Baker Brothers Life Sciences, L.P.	11/13/2023	6,369	Purchase	145.4592	6
667, L.P.	11/13/2023	252	Purchase	145.9775	7
Baker Brothers Life Sciences, L.P.	11/13/2023	2,994	Purchase	145.9775	7
667, L.P.	11/13/2023	2,228	Purchase	146.2104	8
Baker Brothers Life Sciences, L.P.	11/13/2023	26,426	Purchase	146.2104	8
667, L.P.	11/14/2023	299	Purchase	154.5969	9
Baker Brothers Life Sciences, L.P.	11/14/2023	3,542	Purchase	154.5969	9
667, L.P.	11/14/2023	507	Purchase	152.4800
Baker Brothers Life Sciences, L.P.	11/14/2023	6,022	Purchase	152.4800
667, L.P.	11/14/2023	54	Purchase	152.2129	10
Baker Brothers Life Sciences, L.P.	11/14/2023	646	Purchase	152.2129	10
667, L.P.	11/14/2023	242	Purchase	153.2523	11
Baker Brothers Life Sciences, L.P.	11/14/2023	2,877	Purchase	153.2523	11
667, L.P.	11/14/2023	683	Purchase	153.9736	12
Baker Brothers Life Sciences, L.P.	11/14/2023	8,098	Purchase	153.9736	12
667, L.P.	11/14/2023	1,142	Purchase	154.7801	13
Baker Brothers Life Sciences, L.P.	11/14/2023	13,548	Purchase	154.7801	13
667, L.P.	11/14/2023	2,658	Purchase	156.4244	14
Baker Brothers Life Sciences, L.P.	11/14/2023	31,530	Purchase	156.4244	14
667, L.P.	11/15/2023	1,181	Purchase	161.9660	15
Baker Brothers Life Sciences, L.P.	11/15/2023	14,018	Purchase	161.9660	15
667, L.P.	11/17/2023	54	Purchase	167.6300
Baker Brothers Life Sciences, L.P.	11/17/2023	646	Purchase	167.6300
667, L.P.	11/17/2023	93	Purchase	168.7825	16
Baker Brothers Life Sciences, L.P.	11/17/2023	1,107	Purchase	168.7825	16
667, L.P.	11/17/2023	39	Purchase	171.7900
Baker Brothers Life Sciences, L.P.	11/17/2023	461	Purchase	171.7900
667, L.P.	11/17/2023	350	Purchase	173.2016	17
Baker Brothers Life Sciences, L.P.	11/17/2023	4,151	Purchase	173.2016	17
667, L.P.	11/17/2023	140	Purchase	173.7481	18
Baker Brothers Life Sciences, L.P.	11/17/2023	1,660	Purchase	173.7481	18
667, L.P.	11/17/2023	82	Purchase	174.6698	19
Baker Brothers Life Sciences, L.P.	11/17/2023	978	Purchase	174.6698	19
667, L.P.	11/17/2023	1,528	Purchase	174.8748	20
Baker Brothers Life Sciences, L.P.	11/17/2023	18,125	Purchase	174.8748	20
667, L.P.	11/17/2023	415	Purchase	175.7185	21
Baker Brothers Life Sciences, L.P.	11/17/2023	4,923	Purchase	175.7185	21
667, L.P.	11/17/2023	903	Purchase	175.8179	22
Baker Brothers Life Sciences, L.P.	11/17/2023	10,715	Purchase	175.8179	22
667, L.P.	11/20/2023	153	Purchase	181.9300
Baker Brothers Life Sciences, L.P.	11/20/2023	1,847	Purchase	181.9300
667, L.P.	11/20/2023	579	Purchase	183.3999	23
Baker Brothers Life Sciences, L.P.	11/20/2023	7,010	Purchase	183.3999	23
667, L.P.	11/20/2023	100	Purchase	185.8650
Baker Brothers Life Sciences, L.P.	11/20/2023	1,206	Purchase	185.8650
667, L.P.	11/20/2023	405	Purchase	187.3450
Baker Brothers Life Sciences, L.P.	11/20/2023	4,895	Purchase	187.3450
667, L.P.	11/20/2023	95	Purchase	188.8359	24
Baker Brothers Life Sciences, L.P.	11/20/2023	1,147	Purchase	188.8359	24
667, L.P.	11/20/2023	250	Purchase	189.6978	25
Baker Brothers Life Sciences, L.P.	11/20/2023	3,022	Purchase	189.6978	25
667, L.P.	11/21/2023	12	Purchase	185.9442	26
Baker Brothers Life Sciences, L.P.	11/21/2023	146	Purchase	185.9442	26
667, L.P.	11/21/2023	31	Purchase	183.1600
Baker Brothers Life Sciences, L.P.	11/21/2023	369	Purchase	183.1600
667, L.P.	11/21/2023	53	Purchase	186.3171	27
Baker Brothers Life Sciences, L.P.	11/21/2023	647	Purchase	186.3171	27
667, L.P.	11/21/2023	115	Purchase	186.5930	28
Baker Brothers Life Sciences, L.P.	11/21/2023	1,385	Purchase	186.5930	28
667, L.P.	11/21/2023	176	Purchase	187.2439	29
Baker Brothers Life Sciences, L.P.	11/21/2023	2,124	Purchase	187.2439	29
667, L.P.	11/21/2023	388	Purchase	187.2707	30
Baker Brothers Life Sciences, L.P.	11/21/2023	4,712	Purchase	187.2707	30
667, L.P.	11/21/2023	1,076	Purchase	188.3232	31
Baker Brothers Life Sciences, L.P.	11/21/2023	13,011	Purchase	188.3232	31
667, L.P.	11/21/2023	1,117	Purchase	188.4649	32
Baker Brothers Life Sciences, L.P.	11/21/2023	13,505	Purchase	188.4649	32
667, L.P.	11/21/2023	1,291	Purchase	188.7029	33
Baker Brothers Life Sciences, L.P.	11/21/2023	15,620	Purchase	188.7029	33
667, L.P.	11/21/2023	655	Purchase	190.1361	34
Baker Brothers Life Sciences, L.P.	11/21/2023	7,917	Purchase	190.1361	34

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $135.68 to $136.45. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $136.50 to $137.48. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $137.48 to $138.475. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $140.44 to $141.42. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $142.56 to $142.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $145.15 to $145.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $145.57 to $146.08. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $145.80 to $146.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $154.58 to $154.64. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $152.16 to $152.25. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $152.43 to $153.42. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $153.46 to $154.44. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $154.56 to $155.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $155.51 to $156.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $161.83 to $162.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $168.49 to $169.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $172.93 to $173.44. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $173.57 to $174.47. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(19) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $174.54 to $174.77. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(20) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $174.48 to $175.47. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(21) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $175.27 to $176.25. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(22) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $175.48 to $176.475. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(23) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $183.33 to $184.28. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(24) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $188.46 to $189.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(25) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $189.69 to $189.73. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(26) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $185.87 to $186.17. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(27) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $186.06 to $186.43. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(28) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $186.40 to $186.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(29) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $186.80 to $187.57. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

1

(30) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $186.91 to $187.81. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(31) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $188.14 to $188.46. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(32) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $187.85 to $188.84. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(33) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $188.47 to $189.46. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(34) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $189.52 to $190.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker